RMS

SEC

18000840

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALERUS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 COLUMBIA ROAD SOUTH
(No. and Street)

GRAND FORKS (City) ND (State) 58201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN KRAFT 701-795-4072
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLIFTON LARSON ALLEN LLP
(Name – *if individual, state last, first, middle name*)

2301 VILLAGE DRIVE (Address) ST JOSEPH (City) MO (State) 64506 (Zip Code)

SEC Mail Processing Section
FEB 23 2018
Washington DC
415

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DM

OATH OR AFFIRMATION

I, Brian Kraft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alerus Securities Corporation, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN L. DURKIN
Notary Public
State of North Dakota
My Commission Expires Sept. 20, 2020

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CliftonLarsonAllen

CliftonLarsonAllen LLP
www.claconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Alerus Securities Corporation
Grand Forks, North Dakota

We have performed the procedures enumerated below, which were agreed to by Alerus Securities Corporation and SIPC and other designated authorities (specified parties) related to Alerus Securities Corporation's compliance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules and the applicable instructions on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Alerus Securities Corporation's management is responsible for its compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records by comparing the SIPC payments to the general ledger activity, sighting the endorsed check and tracing the payment to the subsequent clearing on the bank statement, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, as follows:
   a. Compared the $79,054 aggregate total of deductions reported on page 2, section 2c of Form SIPC-7 for the year ended December 31, 2017, to Alerus Securities Corporation's supporting schedule, noting no differences.
   b. Compared the $13,406 aggregate total of additions reported on page 2, section 2b of Form SIPC-7 for the year ended December 31, 2017, to Alerus Securities Corporation's supporting schedule, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment of 0.0015 on page 2, line 2e of $2,473,551 and $3,710, respectively of the Form SIPC-7, noting no differences.
   b. Recalculated Alerus Securities Corporation's supporting schedule's arithmetical accuracy of the $79,054 aggregate deductions report on page 2, section 2c of Form SIPC-7, noting no differences.
   c. Recalculated Alerus Securities Corporation's supporting schedule's arithmetical accuracy of the $13,406 aggregate additions report on page 2, section 2b of Form SIPC-7, noting no differences.
5. There were no overpayments applied to the current assessment with the Form SIPC-7. Accordingly, no procedures were performed relative to this requirement.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the specified requirements. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

St. Joseph, Missouri
February 15, 2018

ALERUS SECURITIES CORPORATION
SCHEDULE OF ASSESSMENTS AND PAYMENTS
YEAR ENDED DECEMBER 31, 2017

Total Revenue	$ 2,539,199
Total Additions	13,406
Total Deductions	79,054
SIPC Net Operating Revenues	$ 2,473,551
General Assessment @ .0015	$ 3,710

Less Payment Made:

Date Paid	SIPC Collection Agent	Interest on Late Payments	Amount
10/11/2017	No agent identified	$ -	$ 1,968
01/08/2018	No agent identified	-	1,742
		$ -	$ 3,710

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*****2353********************MIXED AADC 220
47152 FINRA DEC
ALERUS SECURITIES CORPORATION
2300 S COLUMBIA RD
GRAND FORKS, ND 58201-5826

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brian Kraft 701-795-4072

2. A. General Assessment (item 2e from page 2) $ 3,710

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,968)

7/24/17
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,742

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,742

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,742

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Alerus Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 15th day of January, 20 18 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,539,199
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	13,406
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	13,406
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	79,054
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	79,054
2d. SIPC Net Operating Revenues	$ 2,473,551
2e. General Assessment @ .0015	$ 3,710
	(to page 1, line 2.A.)

ALERUS

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

January 1, 2018

The below information is designed to meet the Exemption report criteria pursuant to SEC Rule 17a-5(d)(4):

Alerus Securities is a broker/dealer registered with the SEC and FINRA.

Alerus Securities claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended 12/31/17.

Alerus Securities is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

> The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of rule 17a-3 and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

Alerus Securities has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the period of 1/1/17 through 12/31/17 without exception.

Alerus Securities has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 for the period of 1/1/17 through 12/31/17.

The above statements are true and correct to the best of my and my Firm's knowledge.

Brian Kraft
President

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Alerus Securities Corporation
Grand Forks, North Dakota

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) Alerus Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Alerus Securities Corporation stated that the Company met the identified exemption provisions throughout the period of January 1, 2017 to December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

St. Joseph, Missouri
February 15, 2018

ALERUS

February 20, 2018

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Greetings!

Enclosed is a copy of the audited financial statement for the year-ending December 31, 2017, for Alerus Securities Corporation.

If you have any questions, please feel free to contact me at the number or e-mail address below.

Sincerely,

Brian Kraft

Brian Kraft
President/Investment Consultant
Alerus Securities
brian.kraft@alerus.com
701.795.4072
alerus.com

SEC
Mail Processing
Section
FEB 23 2018
Washington DC
415

BK/mll

Enclosure

ALERUS SECURITIES CORPORATION

GRAND FORKS, NORTH DAKOTA

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

TOGETHER WITH REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ALERUS

TABLE OF CONTENTS

* * * * * * * * * *

CliftonLarsonAllen

CliftonLarsonAllen LLP
www.claconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Alerus Securities Corporation
Grand Forks, North Dakota

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Alerus Securities Corporation (the Company) as of December 31, 2017 and 2016, the related statements of operations, changes in stockholder's equity, and cash flows for each of the two years in this period ended December 31, 2017, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in this period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption)), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption)), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We have served as the Company's auditor since 2014.

St. Joseph, Missouri
February 15, 2018

ALERUS SECURITIES CORPORATION
STATEMENTS OF FINANCIAL CONDITION
As of December 31, 2017 and 2016

ASSETS	2017	2016
CURRENT		
Cash and Cash Equivalents	$ 484,958	$ 783,383
Marketable Securities	1,945,250	1,958,656
Interest Receivable	13,022	12,747
Commission Receivable	240,512	263,372
Due from Affiliates	8,237	-
Prepaid Expenses	24,063	27,164
Deferred Income Taxes	2,253	2,042
Total Current Assets	2,718,295	3,047,364
PROPERTY AND EQUIPMENT		
Furniture and Equipment	148,271	148,271
Accumulated Depreciation	(148,271)	(148,271)
Net Property and Equipment	-	-
TOTAL ASSETS	$ 2,718,295	$ 3,047,364
LIABILITIES		
CURRENT		
Accrued Expenses	$ 137,382	$ 170,747
Income Taxes Payable	16,611	285,082
Payable to Clearing Organizations	11,199	10,288
Total Current Liabilities	165,192	466,117
STOCKHOLDER'S EQUITY		
COMMON STOCK ($.01 Par Value- 1,500 Shares Authorized, 50 Shares Issued and Outstanding)	1	1
ADDITIONAL PAID-IN CAPITAL	1,600,914	1,600,914
RETAINED EARNINGS	952,188	980,332
Total Stockholder's Equity	2,553,103	2,581,247
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,718,295	$ 3,047,364

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENTS OF INCOME
For the Years Ended December 31, 2017 and 2016

	2017	2016
REVENUES		
Commissions	$ 2,310,569	$ 2,035,071
Net Investment Income	43,448	46,567
Total Revenue	2,354,017	2,081,638
EXPENSES		
Employee Compensation and Benefits	1,575,356	1,516,443
Education and Training	305	972
Occupancy Costs	84,608	54,116
Advertising and Promotion	1,871	2,011
Brokerage, Exchange and Clearance Fees	79,054	72,387
Other Operating Expenses	200,401	199,083
Total Expenses	1,941,595	1,845,012
Income from Continuing Operations Before Income Taxes	412,422	236,626
Income Tax Expense	159,453	86,926
Net Income from Continuing Operations	252,969	149,700
DISCONTINUED OPERATIONS		
Income from Operations of Discontinued Operations	185,182	106,831
Income Tax Expense	66,295	38,245
Net Income from Discontinued Operations	118,887	68,586
Net Income	$ 371,856	$ 218,286

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENTS OF STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2017 and 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, DECEMBER 31, 2015	$ 1	$ 1,600,914	$ 762,046	$ 2,362,961
Net Income 2016			218,286	218,286
BALANCE, DECEMBER 31, 2016	1	1,600,914	980,332	2,581,247
Net Income 2017			371,856	371,856
Cash Dividend Declared 2017			(400,000)	(400,000)
BALANCE, DECEMBER 31, 2017	$ 1	$ 1,600,914	$ 952,188	$ 2,553,103

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2017 and 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Continuing Operations		
Net Income From Continuing Operations	$ 252,969	$ 149,700
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Deferred Income Taxes (Benefit)	(211)	185
Unrealized Loss on Investments	13,406	7,614
Realized Gain on Sale of Investments	-	(546)
Effects on Operating Cash Flows Due to Changes in:		
Interest Receivable	(275)	(866)
Prepaid Expenses	3,101	(6,043)
Commissions Receivable	22,860	(8,312)
Due from Affiliates	(8,237)	17,462
Investments	-	(18,416)
Accrued Expenses	(33,365)	35,273
Payable to Clearing Organizations	911	3,305
Income Taxes Payable	(268,471)	124,986
Cash Provided (Used) by Continuing Operations	(17,312)	304,342
Discontinued Operations		
Net Income From Discontinued Operations	118,887	68,586
Cash Provided by Discontinued Operations	118,887	68,586
NET CASH PROVIDED BY OPERATING ACTIVITIES	101,575	372,928
FINANCING ACTIVITIES		
Cash Dividends Paid	(400,000)	-
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	783,383	410,455
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 484,958	$ 783,383
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Income tax payments for the year	$ 494,431	$ -

See Accompanying Notes to the Financial Statements

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

Alerus Securities Corporation is a wholly owned subsidiary of Alerus Financial, N.A., which is a wholly owned subsidiary of Alerus Financial Corporation. The Company conducts its business as a registered broker-dealer in securities. As such, the Company initiates securities purchase and sale transactions on behalf of its customers through an affiliation with another broker-dealer who executes the transactions and provides various other customer account services on a fully disclosed basis. Its principal market is located in Eastern North Dakota and the surrounding region.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash on deposit in demand accounts and money market funds as cash and cash equivalents. The cash amount also includes investments classified as cash equivalents that are restricted in nature.

Commissions Receivable

Commissions receivable are carried at original invoice amount. No allowance for uncollectible accounts has been provided. In the opinion of management, based on historical experience, the balance in accounts receivable is entirely collectible.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities transactions are reported on a settlement date basis with related commissions income and expenses reported on a trade date basis.

Marketable Securities

Investment securities are valued at market value and considered trading. Securities not readily marketable are valued at fair value as determined by the management. The resulting difference between cost and market (or fair value) is included in income.

Fair Value

The Company follows accounting principles generally accepted in the United States of America (U.S. GAAP) with regard to Fair Value Measurements, which defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under U.S. GAAP have been included in Note 10.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis using estimated useful lives of 5 to 10 years.

Commission Income

Commission income from customer security transactions is recorded on a trade date basis. Commissions due from insurance companies for the placement of insurance policies are recognized as of the date on which (a) the client is afforded protection under the policy, (b) the premium due under the policy can be reasonably estimated, and (c) the premium is billable to the client. A liability to the employee agents for commissions payable related to those policies, if any, is recognized with the recognition of the revenue from the policies.

Advertising Expense

Advertising costs are expensed as incurred.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes related primarily to differences between the financial and tax basis of accrued flexible time off. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company files consolidated federal and state income tax returns with its parent and affiliated companies. The income tax relating to the individual companies is generally computed as if each company had filed a separate return, and any tax benefits realized by a company as a result of filing a consolidated return are paid to the company providing the benefits.

The Company's policy is to evaluate the likelihood that its uncertain tax positions will prevail upon examination based on the extent to which those positions have substantial support within the Internal Revenue Code and Regulations, Revenue Rulings, court decisions, and other evidence.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 NEW ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers." The ASU outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. Additionally, the ASU expands the disclosure requirements for revenue recognition. In 2016, the FASB additionally issued ASU 2016-08, ASU 2016-10, and ASU 2016-12, which provide further revenue recognition guidance related to principal versus agent considerations, performance obligations and licensing, and narrow-scope improvements and practical expedients. All of these standards are effective either retrospectively to each prior reporting period presented, or as a cumulative-effect adjustment as of the date of adoption,

during interim and annual periods beginning after December 15, 2017. The Company is in the process of reviewing the Company's revenue streams and evaluating the impact of the adoption of these updates on the Company's financial condition, results of operations, cash flows, and disclosures.

In February 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-02, "Leases". From the lessee's perspective, the new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement for a lessees. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact of the pending adoption.

In August 2016, the FASB issued ASU 2016-15, "Classification of Certain Cash Receipts and Cash Payments," which amends the guidance on the classification of certain cash receipts and payments in the statement of cash flow. The ASU is effective for the fiscal year beginning after December 15, 2017 and early adoption is permitted. The Company is currently evaluating the impact of the ASU.

In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flow - Restricted Cash," which adds or clarifies guidance on the classification and presentation of restricted cash in the statement of cash flows. The ASU is effective for the fiscal year beginning after December 15, 2017 and early adoption is permitted. The Company is currently evaluating the impact of the ASU.

NOTE 3 RESTRICTED CASH

Cash and cash equivalents include amounts of cash that are restricted in nature. This cash is restricted because it must be kept on hand at a respective broker-dealer in order to enter into transactions with them. At December 31, 2017 and 2016 the amount of cash restricted for RBC Dain was $100,000.

NOTE 4 MARKETABLE SECURITIES

Marketable securities are bought and held by the Company principally for the purpose of selling them in the near term, and are accordingly classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in earnings. At December 31, 2017 and 2016 marketable securities included net unrealized gains of $67,909 and $81,315, respectively.

At December 31, 2017 and 2016 the Company's holdings in marketable securities are summarized as follows:

	2017	2016
U.S. Treasury Securities	$ 869,756	$ 872,934
Government Agency Securities	1,075,494	1,085,722
Total	$ 1,945,250	$ 1,958,656

The amortized cost and approximate fair value of securities as of December 31, 2017 and 2016, by contractual maturity, are as follows:

	December 31, 2017		December 31, 2016	
	Amortized Cost	Approximate Market Value	Amortized Cost	Approximate Market Value
Due in One Year or Less	$ 379,980	$ 374,985	$ -	$ -
Due After One Year through Five Years	898,095	940,724	1,130,009	1,182,940
Due After Five Years through Ten Years	496,542	494,771	644,608	646,398
Due After Ten Years	102,724	134,770	102,724	129,318
Total	$ 1,877,341	$ 1,945,250	$ 1,877,341	$ 1,958,656

Proceeds from the sale or maturity of trading securities for the years ended December 31, 2017 and 2016, were $0 and $100,726, respectively. There were $0 gross losses recognized on these sales for the years ending December 31, 2017 and 2016. For the years ended December 31, 2017 and 2016, gross gains recognized on these sales were $0 and $546, respectively.

NOTE 5 RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies due to common ownership by Alerus Financial Corporation. Certain common costs, which are incurred by one member of the group, may benefit the other members. Allocation of these costs is done according to the discretion of management. These costs relate primarily to services provided and costs incurred in the areas of administrative and management support. These cost allocations may not be representative of the costs that would have been incurred had the Company been operating independently. Reimbursements by the Company for services provided and expenses incurred by Alerus Financial, N.A. for the years ending December 31, 2017 and 2016, amounted to $150,000 and $148,560, respectively.

Affiliated companies own the facilities occupied by Alerus Securities Corporation. The facility leases are classified as operating leases and are on a year to year basis. Rental payments amounted to $82,656 and $51,648, for the years ending December 31, 2017 and 2016, respectively. Future lease commitments to affiliated companies extend through 2018 and amount to $82,656.

The Company also has cash on deposit and all of its investment security accounts with an affiliated company. Payments to affiliated companies for investment management services amounted to $17,077 and $17,201, for the years ending December 31, 2017 and 2016, respectively.

In the ordinary course of business, the Company has provided services to employees of affiliated companies. These services are performed on substantially the same terms and conditions as those provided to other customers.

NOTE 6 EMPLOYEE RETIREMENT PLAN

The Company participates in the employee defined contribution retirement plans of Alerus Financial Corporation, including a noncontributory profit sharing plan, an employee stock ownership plan (ESOP) and a salary reduction profit sharing plan. The plans cover substantially all full-time employees upon satisfying prescribed eligibility requirements for age and length of service. Contributions to the noncontributory profit sharing plan and the ESOP are determined annually by the Board of Directors at their discretion and allocated to participants based on a percentage of annual compensation. Under the salary reduction profit sharing plan, the Company contributes 100 percent of amounts deferred by employees up to 3 percent of eligible compensation and 50 percent of amounts deferred by employees between 3 percent and 6 percent of eligible compensation. Contributions to the Plans for the years ending December 31, 2017 and 2016, were $65,410 and $68,097, respectively. At December 31, 2017 and 2016, accrued expenses included $26,029 and $30,560, respectively, for amounts payable to the ESOP.

NOTE 7 INCOME TAXES

The total applicable income taxes reported in the statement of income for the years ended December 31, 2017 and 2016, includes the following components:

	2017	2016
Current:		
Federal	$ 208,523	$ 117,943
State	17,014	7,413
Total	225,537	125,356
Deferred:		
Federal	109	(175)
State	102	(10)
Total	211	(185)
Total Current and Deferred:		
Federal	208,632	117,768
State	17,116	7,403
Total	$ 225,748	$ 125,171

Net short-term deferred taxes are included as current assets on the balance sheet. Significant temporary differences between tax and financial reporting that give rise to net deferred tax assets are as follows at December 31, 2017 and 2016:

	2017	2016
Deferred Tax Assets		
Accrued Flexible Time Off	$ 2,253	$ 2,042

The reconciliation between applicable income taxes and the amount computed at the applicable statutory Federal tax rate, for the years ending December 31, 2017 and 2016, are as follows:

	2017		2016	
	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
Taxes at Statutory Federal Income Tax Rate	$ 209,161	35.0%	$ 120,210	35.0%
Increase in Taxes Resulting from:				
State Income Taxes, Net of Federal Benefits	16,587	2.8%	4,961	1.4%
Applicable Income Taxes	$ 225,748	37.8%	$ 125,171	36.4%

The Company files a consolidated federal and state income tax return with its parent and affiliated companies. Each affiliate is responsible for their portion of taxes owed on the consolidated return and pays amounts due to the parent. Amounts payable by the Company to the parent in connection with filing a consolidated federal income tax return amounted to $16,611 and $285,082, at December 31, 2017 and 2016, respectively. The parent company pays the taxes due on the consolidated return.

On December 22, 2017, the U.S. Government enacted "To provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018", also known as the Tax Cuts and Jobs Act. This resulted in the corporate income tax rate being reduced from the current 35% to 21%.

It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination. The federal income tax returns of the Company are subject to examination by the IRS, generally for three years after they were filed.

NOTE 8 DEPRECIATION EXPENSE

Depreciation expense charged to operations was $0 for the years ending December 31, 2017 and 2016.

NOTE 9 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (as defined under this rule) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

The Company, as defined under Rule 15c3-1, is subject to a $250,000 net capital requirement. As of December 31, 2017 and 2016, the Company had net capital of $2,458,072 and $2,476,881, respectively, which was $2,208,072 and $2,226,881, respectively, in excess of its required net capital of $250,000. The Company's net capital ratio (aggregated indebtedness to net capital) as of December 31, 2017 and 2016, was .07 to 1 and .19 to 1 to aggregate indebtedness, respectively.

NOTE 10 FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets to determine fair value disclosures. Trading assets are recorded at fair value on a recurring basis.

The Company follows U.S. GAAP with regard to *Fair Value Measurements*, which defines fair value, establishes a consistent framework for measuring fair value and expands the disclosure requirements for fair value measurements. The disclosures required under U.S. GAAP have been included in this Note.

Fair Value Hierarchy

Under U.S. GAAP, the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models and similar techniques.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

US Government and Agency Securities: Valued at prices reported for similar instruments in active markets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2017 and 2016:

	December 31, 2017		December 31, 2016	
	Level 1	Level 2	Level 1	Level 2
U.S. Treasury Securities	$ -	$ 869,756	$ -	$ 872,934
Government Agency Securities	-	1,075,494	-	1,085,722
Total	$ -	$ 1,945,250	$ -	$ 1,958,656

The realized and unrealized losses related to trading securities recognized as investment income amounted to $13,406 and $7,068 for the years ending December 31, 2017 and 2016, respectively.

NOTE 11 CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances with certain financial institutions. At times during the years ended December 31, 2017 and 2016, deposits may have exceeded the $250,000 insurance limit of the Federal Deposit Insurance Corporation. The Company accepts the related risk with uninsured funds during that time.

NOTE 12 DISCONTINUED OPERATIONS

In August 2013 the Company closed on an asset sale agreement with Farmers National Company for the sale of its agricultural securities business. The agricultural securities business included an alternative trading system for trading agricultural cooperatives and limited liability companies. The terms of the agreement include initial consideration paid at closing of $81,269 and quarterly earn out payments equal to 37.5% of the securities commissions earned by Farmers National Company for the first sixteen full calendar quarters following the closing. The agreement matured on September 30, 2017. The Statements of Income have been presented to show the discontinued operation separately from the continuing operations.

NOTE 13 SUBSEQUENT EVENTS

No significant events occurred subsequent to the Company's yearend. Subsequent events have been evaluated through February 15, 2018 which is the date these financial statements were issued.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2017 and 2016

SCHEDULE I

ALERUS SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

As of December 31, 2017 and 2016

	2017	2016
Total Stockholder's Equity Qualified for Net Capital	$ 2,553,103	$ 2,581,247
Deductions and Charges		
Non Allowable Assets		
Prepaid Expenses	24,063	27,164
Due From Affiliates	8,237	-
Deferred Tax Asset	2,253	2,042
Net Capital Before Haircuts on Securities Positions	2,518,550	2,552,041
Haircuts on Securities		
Trading and Investment Securities		
U.S. Government Agencies	53,076	59,634
Money Market Funds and Other	7,402	15,526
NET CAPITAL	$ 2,458,072	$ 2,476,881
AGGREGATE INDEBTEDNESS		
Items Included in Consolidated Statements of Financial Condition		
Payable to Clearing Broker	$ 11,199	$ 10,288
Brokerage Commissions Payable	67,007	109,939
Accrued Expenses on Employee Benefit Plans	47,625	49,808
Other Accounts Payable and Accrued Expenses	39,361	296,082
AGGREGATE INDEBTEDNESS	$ 165,192	$ 466,117
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$ 250,000	$ 250,000
Excess Net Capital	$ 2,208,072	$ 2,226,881
Excess Net Capital at 120% of minimum net capital required	$ 2,158,072	$ 2,176,881
Ratio: Aggregate Indebtedness to Net Capital	.07 to 1	.19 to 1

There were no material differences between this calculation and stockholders equity and net capital as reported in the Company's Focus Report Part IIA.

SCHEDULE II
ALERUS SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT UNDER EXHIBIT A OF RULE 15c3-3
As of December 31, 2017 and 2016

The Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included therein as the Company claims exemption pursuant to section (k)(2)(ii), since all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

SCHEDULE III
ALERUS SECURITIES CORPORATION
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3
As of December 31, 2017 and 2016

Information relating to possession or control requirements is not section (k)(2)(ii), since all customer transactions are cleared through other broker-dealers on a fully-disclosed basis included therein as the Company claims exemption pursuant to